Room 4561

March 23, 2007

Mr. Ronald J. Fior
Chief Financial Officer and Vice
 President, Finance
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

> **Re:** **Callidus Software Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-50463**

Dear Mr. Fior:

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief